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                                                                     Exhibit 4.2

                             FIRST AMENDMENT TO THE
                           FIRST AMENDED AND RESTATED
                            FIRST HEALTH GROUP CORP.
                        2001 DIRECTORS' STOCK OPTION PLAN

      WHEREAS, the Company maintains the 2001 Directors' Stock Option Plan (the "Plan"), which was amended and restated effective May 13, 2003 pursuant to which options to purchase shares of the Company's common stock may be granted to non-employee directors of the Company;

      WHEREAS, the Board of Directors of the Company (the "Board") has reserved the right to amend the Plan from time to time;

      WHEREAS, the Board has determined to amend the Plan to grant to the Stock Option Committee (the "Committee") which administers the Plan the authority to make discretionary grants of options to non-employee directors for their service on committees, which have been and may be established in the future;

      NOW, THEREFORE, the Plan is hereby amended effective as of May 22, 2001, as if included in the Plan as originally adopted by substituting the following for Section 5(b):

            "(b) The Committee is authorized to grant options to purchase a number of shares of Common Stock determined by the Committee on a discretionary basis to non-employee directors (i) upon election to the Board, (ii) upon appointment to a committee of the Board, (iii) upon appointment as chairman of any committee of the Board, or (iv) at such other times as the Committee determines is appropriate."

      IN WITNESS WHEREOF, this First Amendment to the First Amended and Restated First Health Group Corp. 2001 Stock Option Plan having been approved by the Board of Directors of the Company on May 13, 2003 is hereby executed by an authorized officer this 13th day of May, 2003.

      FIRST HEALTH GROUP CORP.

      /s/ Susan T. Smith
      ---------------------------
      By:  Susan T. Smith
      Its:  Secretary